SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
    ------------------------------------------------------------------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

   TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF
                          1934 AND RULE 13-E THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                           THE SOLOMON-PAGE GROUP LTD.
                                (Name of Issuer)

                           THE SOLOMON-PAGE GROUP LTD.
                               TSPGL MERGER CORP.
                                  LLOYD SOLOMON
                                   SCOTT PAGE
                                 HERBERT SOLOMON
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   83427A 10 8
                      (Cusip Number of Class of Securities)
    ------------------------------------------------------------------------

                                  Lloyd Solomon
                           The Solomon-Page Group Ltd.
                           1140 Avenue of the Americas
                            New York, New York 10036
                         Telephone Number (212) 403-6100
    ------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)
    ------------------------------------------------------------------------

                                   Copies To:

       David J. Adler, Esq.                             Simeon Gold, Esq.
Olshan Grundman Frome Rosenzweig &                 Weil, Gotshal & Manges LLP
            Wolosky LLP                                 767 Fifth Avenue
          505 Park Avenue                           New York, New York 10022
     New York, New York 10022                            (212) 310-8000
         (212) 753-7200

This statement is filed in connection with (check the appropriate box):

a.  [X]    The filing of  solicitation  materials  or an  information  statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [ ]    The filing of a  registration  statement  under the Securities Act of
           1933.

c.  [ ]    A tender offer.

d.  [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

================================================================================
        TRANSACTION VALUATION*                        AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
            $15,756,580.00                                 $3,151.32
================================================================================

* Determined by (1) multiplying 2,259,448 (the number of outstanding shares of Common Stock of The Solomon-Page Group Ltd. not owned by the members of the Management Group) by $5.25 per share and (ii) adding the $3,894,478 to be paid upon cancellation of outstanding options.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $15,756,580.00 by 1/50 of 1%.

[X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid        $3,151.32     Filing        The Solomon-Page Group
                              ---------     Party:        ----------------------
                                                          Ltd.
                                                          ----

Form or Registration          Preliminary   Date Filed:   July 14, 2000
No.:                          Schedule 14A                -------------
                              ------------

                                  INTRODUCTION

            This Rule  13e-3  Transaction  Statement  on  Schedule  13E-3  (this
"Schedule 13E-3") is being filed jointly by The Solomon-Page Group Ltd., a Delaware corporation (the "Company"), TSPGL Merger Corp., a Delaware corporation ("Mergeco"), Lloyd Solomon, Scott Page and Herbert Solomon pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the proposed acquisition by Mergeco of all outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of the Company. Mergeco was formed in connection with the proposed merger and is owned by Lloyd Solomon, Scott Page and Herbert Solomon, the Company's principal executive officers (who are also directors of the Company)(the "Management Group"). The Company and Mergeco have entered into an Amended and Restated Agreement and Plan of Merger, dated June 28, 2000 (the "Merger Agreement"), whereby the Company would be merged (the "Merger") with and into Mergeco with Mergeco as the surviving corporation in the Merger (the "Surviving Corporation"). Pursuant to the terms and conditions set forth in the Merger Agreement, if the Merger is consummated, each outstanding share of Common Stock (other than Common Stock held (i) in the treasury of the Company or by any of its wholly-owned subsidiaries, (ii) by the members of the Management Group, or (iii) by stockholders who perfect their rights under Delaware law to dissent from the Merger and seek an appraisal of the fair market value of their shares) will be converted into the right to receive $5.25 per share in cash, without interest. As a result of the Merger, the Management Group will own 100% of the capital stock of the Surviving Corporation. The Merger Agreement and the Merger have already been approved by a special committee of the Company's Board of Directors and the Company's Board of Directors. The Company's stockholders will be asked to vote upon the approval of the Merger Agreement at a special meeting of the stockholders of the Company (the "Special Meeting").

            This Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the "Proxy Statement") pursuant to which the stockholders of the Company will be given notice of, and an opportunity to vote on, the Merger at the Special Meeting. The Merger Agreement has been filed by the Company as Annex A to the Proxy Statement. The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference, and capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

                  Reg. M-A 1001
                  -------------

                  The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

                  (a) The information set forth in the Proxy Statement under the caption "THE PARTIES - The Company" is hereby incorporated herein by reference.

                  Reg. M-A 1002

                  (b) The information set forth in the Proxy Statement under the captions "SUMMARY" and "INFORMATION CONCERNING THE SPECIAL
                  MEETING - Record Date; Voting at the Meeting; Quorum" is hereby incorporated herein by reference.

                  (c) The information set forth in the Proxy Statement under the captions "MARKET FOR THE COMMON STOCK - Common Stock Market Price Information" and " - Market Price of Common Stock" is hereby incorporated herein by reference.

                  (d) The information set forth in the Proxy Statement under the caption "MARKET FOR THE COMMON STOCK - Dividend Information" is hereby incorporated herein by reference.

                  (e) Not applicable.

                  (f) The information set forth in the Proxy Statement under the caption "MARKET FOR THE COMMON STOCK - Common Stock Purchase Information" is hereby incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

                  Reg. M-A 1003(a) through (c)
                  ----------------------------

                  (a) The information set forth in the Proxy Statement under the captions "THE PARTIES - The Company;" " - Mergeco;" and "MANAGEMENT - Directors and Executive Officers of the Company" is hereby incorporated herein by reference.

                  (b) The information set forth in the Proxy Statement under the caption "THE PARTIES - Mergeco" is hereby incorporated herein by reference.

                  During the last five years, none of Mergeco nor to the best of its knowledge, any of its directors, executive officers of controlling persons,(a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

                  (c) The information set forth in the Proxy Statement under the caption "MANAGEMENT - Directors and Executive Officers of the Company" is hereby incorporated herein by reference.

                  During the last five years, none of the Company, nor, to the best of its knowledge, any of its directors, executive officers or controlling persons, nor Lloyd Solomon, Scott Page and Herbert Solomon, (a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.


ITEM 4. TERMS OF THE TRANSACTION.

                  Reg. M-A 1004(a) and (c) through (f)
                  ------------------------------------

                  (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET;" "CERTAIN QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY;" "INFORMATION CONCERNING THE
                  SPECIAL MEETING - Purpose of the Special Meeting"; " - Required Vote"; "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger;" " - The Management Group's Purpose and Reason for the Merger;" " - Certain Effects of the Merger;"
                        " - Interests of Certain Persons in the Merger;" Certain
                  Relationships;" " - Accounting Treatment;" " - Material Federal Income Tax Consequences of the Merger;" "THE MERGER AGREEMENT;" and "DISSENTERS' RIGHTS OF APPRAISAL" is hereby incorporated herein by reference.

                  (c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Interests of Certain Persons in the Merger; Certain Relationships" and " - Employment Agreements" is hereby incorporated herein by reference.

                  (d) The information set forth in the Proxy Statement under the
                  caption   "DISSENTERS'   RIGHTS   OF   APPRAISAL"   is  hereby
                  incorporated herein by reference.

                  (e) The information set forth in the Proxy Statement under the caption "PROVISION FOR UNAFFILIATED SECURITY HOLDERS" is hereby incorporated herein by reference.

                  (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  Reg. M-A 1005(a) through (c) and (e)
                  ------------------------------------

                  (a) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Interests of Certain Persons in the Manager; Certain Relationships" is hereby incorporated herein by reference.

                  (b)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors;" and "SPECIAL FACTORS
                  - Background of the Transaction" is hereby incorporated herein by reference.

                  (e) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING - Action to be Taken at the Meeting; Voting Procedures" and "SPECIAL FACTORS - Shareholder Lawsuit challenging the Merger" is hereby incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  Reg. M-A 1006(b) and (c)(1)-(8)
                  ------------------------------

                  (b) The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET;" "SPECIAL FACTORS - Certain Effects of the Merger" is hereby incorporated herein by reference.

                  (c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Certain Effects of the Merger" and " - Plans for the Company after the Merger" is hereby incorporated herein by reference.


ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

                  Reg. M-A 1013
                  -------------

                  (a) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Purpose and Effects of the Merger;" "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting;" "SPECIAL FACTORS - Background of the Transaction;" "- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" " - The Management Group's Purpose and Reason for the Merger" is hereby incorporated herein by reference.

                  (b) and (c) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Purpose and Effects of the Merger" "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" and " - The Management Group's Purpose and Reason for the Merger" is hereby incorporated herein by reference.

                  (d) The information set forth in the Proxy Statement under the captions "CERTAIN QUESTIONS AND ANSWERS ABOUT THE MERGER;"
                  "SUMMARY - Special Factors - Purpose and Effects of the Merger;" " - Material Federal Income Tax Consequences;" " - The Merger Agreement - The Merger Consideration;" "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting;" "SPECIAL FACTORS - Certain Effects of the Merger;" "
                  - Plans for the Company After the Merger;" " - Accounting Treatment;" " - Material Federal Income Tax Consequences of the Merger;" "THE MERGER AGREEMENT - The Merger;" " - Merger Consideration" and " - The Exchange Fund; Payment for Shares of Common Stock" is hereby incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.

                  Reg. M-A 1014
                  -------------

                  (a) The information set forth in the Proxy Statement under the captions "CERTAIN QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY - Special Factors;" " - Recommendation of the Company's Board of Directors;" " - Fairness Opinion of Legg Mason Walker Wood, Incorporated;" "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting;" "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger;" " - The Management Group's Purpose and Reason for the Merger" and " - Opinion of Financial Advisor to the Special Committee" is hereby incorporated herein by reference.

                  (b) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Factors Considered by the Special Committee and Board of Directors;" " - Fairness Opinion of Legg Mason Wood Walker, Incorporated;" "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger;" " - The Management Group's Purpose and Reason for the Merger" and " -Opinion of Financial Advisor to the Special Committee" is hereby incorporated herein by reference.

                  (c) The information set forth in the Proxy Statement under the captions "CERTAIN QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY - The Special Meeting - Voting;" " - The Merger Agreement - Conditions to the Merger;" "INFORMATION CONCERNING THE SPECIAL MEETING - Required Vote;" "THE MERGER AGREEMENT - The Merger; Merger Consideration" and " - Conditions" is hereby incorporated herein by reference.

                  (d) The information set forth in the Proxy Statement under the caption "CERTAIN QUESTIONS AND ANSWERS ABOUT THE MERGER;" "SUMMARY - Special Factors - Recommendation of the Company's Board of Directors;" "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting;" "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special Committee and Board of Directors;

                  Fairness of the Merger" and " - Opinion of Financial Advisor to the Special Committee" is hereby incorporated herein by reference.

                  (e) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Recommendation of the Company's Board of Directors;" "SPECIAL FACTORS - Background of the Transaction" and " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" is hereby incorporated herein by reference.

                  (f) Not Applicable.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

                  Reg. M-A 1015
                  -------------

                  (a) and (b) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Factors Considered by the Special Committee and Board of Directors;" "
                  - Fairness Opinion of Legg Mason Wood Walker, Incorporated;" "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special Committee and Board of
                  Directors;  Fairness  of  the  Merger"  and  "  -  Opinion  of
                  Financial Advisor to the Special Committee" is hereby incorporated herein by reference.

                  (c) The information set forth in the Proxy Statement under the captions "WHERE YOU CAN FIND MORE INFORMATION" and "AVAILABLE INFORMATION" is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

                  Reg. M-A 1007
                  -------------

                  (a) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Financing of the Merger" and "SPECIAL FACTORS - Financing of the Merger" is hereby incorporated herein by reference.

                  (b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Financing of the Merger" is hereby incorporated herein by reference.

                  (c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Fees and Expenses" and "THE MERGER AGREEMENT - Fees and Expenses" is hereby incorporated herein by reference.

                  (d) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Financing of the Merger" is hereby incorporated herein by reference.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

                  Reg. M-A 1008
                  -------------

                  (a) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Interests of the Management Group in the Merger;" "INFORMATION CONCERNING THE SPECIAL MEETING - Record Date; Voting at the Meeting; Quorum;" "SPECIAL FACTORS -Interests of Certain Persons in the Merger; Certain Relationships" and "SECURITIES OWNERSHIP - Beneficial Ownership of Common Stock" is hereby incorporated herein by reference.

                  (b) The information set forth in the Proxy Statement under the captions "MARKET FOR THE COMMON STOCK - Common Stock Purchase Information" is hereby incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

                  Reg. M-A 1012(d) and (e)
                  ------------------------

                  (d) The information set forth in the Proxy Statement under the captions "SUMMARY - The Special Meeting - Voting;" "INFORMATION CONCERNING THE SPECIAL MEETING - Required Vote" and "SECURITIES OWNERSHIP - Beneficial Ownership of Common Stock" is hereby incorporated herein by reference.

                  (e) The information set forth in the Proxy Statement under the captions "SUMMARY - Special Factors - Recommendation of the Company's Board of Directors;" "SPECIAL FACTORS - Background of the Transaction" and " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" is hereby incorporated herein by reference.



ITEM 13. FINANCIAL STATEMENTS.

                  Reg. M-A 1010(a) and (b)
                  ------------------------

                  (a) The information set forth in the Proxy Statement under the captions "SUMMARY - Selected Historical Consolidated Financial Data of the Company;" "WHERE YOU CAN FIND MORE INFORMATION" and "Annex E" is hereby incorporated herein by reference.

                  (b) Not applicable.

                  (c) The information set forth in the Proxy Statement under the caption "SUMMARY - Selected Historical Consolidated Financial Data of the Company" is hereby incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  Reg. M-A 1009
                  -------------

                  (a) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING - Proxy Solicitation" and "SPECIAL FACTORS - Fees and Expenses" is hereby incorporated herein by reference.

                  (b) The information set forth in the Proxy Statement under the caption "INFORMATION CONCERNING THE SPECIAL MEETING - Proxy Solicitation" is hereby incorporated herein by reference.


ITEM 15. ADDITIONAL INFORMATION.

                  Reg. M-A 1011(b)
                  ----------------

                  The  information  set forth in the Proxy  Statement,  together
                  with  the  proxy  card,  is  hereby   incorporated  herein  by
                  reference.


ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

                  Reg. M-A 1016(a) through (d), (f) and (g)
                  -----------------------------------------

                  (a) Proxy Statement, together with the proxy card.

                  (b) Financing Commitment Letter, dated June 27, 2000 and Summary of Terms and Conditions, incorporated by reference to Amendment No. 4 to the Schedule 13D filed by Lloyd Solomon, Scott Page, Herbert Solomon and TSPGL Merger Corp. on July 11, 2000.

                  (c)(1) Opinion of Legg Mason Wood Walker, Incorporated, dated June 27, 2000 (set forth as Annex B to the Proxy Statement).*

                  (c)(2) Report of Legg Mason Wood Walker, Incorporated dated June 27, 2000.

                  (d)(1) Amended and Restated Agreement and Plan of Merger between The Solomon-Page Group Ltd., and TSPGL Merger Corp., dated June 28, 2000 (set forth as Annex A to the Proxy Statement).*

                  (d)(2) Letter from Lloyd Solomon, Scott Page and Herbert Solomon dated June 28, 2000 to The Solomon-Page Group Ltd. in respect of indemnification.

                  (d)(3) Memorandum of Understanding dated as of June 14, 2000, by and among William Straub, The Solomon-Page Group Ltd. and the directors of the Solomon-Page Group as individual defendants in the action captioned

                  William Straub vs. The Solomon-Page Group Ltd. and Scott Page, et al., C.A. 17977-NC, pending before the Court of Chancery of the State of Delaware in and by New Castle County.

                  (f) Section 262 of the Delaware General Corporation Law (set forth as Annex C to the Proxy Statement).*



----------
* Incorporated by reference to the Proxy Statement

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                             THE SOLOMON-PAGE GROUP LTD.



                                             By: /s/ Lloyd B. Solomon
                                                --------------------------------
                                             Name: Lloyd B. Solomon
                                             Title: Chief Executive Officer



                                             TSPGL MERGER CORP.



                                             By:   /s/ Lloyd B. Solomon
                                                --------------------------------
                                             Name: Lloyd B. Solomon
                                             Title: Chief Executive Officer



                                                /s/ Lloyd B. Solomon
                                             -----------------------------------
                                             Lloyd B. Solomon



                                                /s/ Scott Page
                                             -----------------------------------
                                             Scott Page



                                                /s/ Herbert Solomon
                                             -----------------------------------
                                             Herbert Solomon


Dated: July 14, 2000

                                  EXHIBIT INDEX




     EXHIBIT                                   DESCRIPTION
     -------                                   -----------

(a)           Proxy Statement, together with the proxy card.

(b) Financing Commitment Letter, dated June 27, 2000 and Summary of Terms and Conditions, incorporated by reference to Amendment No. 4 to the Schedule 13D filed by Lloyd Solomon, Scott Page, Herbert Solomon and TSPGL Merger Corp. on July 11 2000.

(c)(1) Opinion of Legg Mason Wood Walker, Incorporated, dated June 27, 2000 (set forth as Annex B the Proxy Statement).*

(c)(2)        Report of Legg  Mason  Wood  Walker,  Incorporated  dated June 27,
              2000.

(d)(1) Amended and Restated Agreement and Plan of Merger between The Solomon-Page Group Ltd., and TSPGL Merger Corp., dated June 28, 2000 (set forth as Annex A to the Proxy Statement).*

(d)(2) Letter from Lloyd Solomon, Scott Page and Herbert Solomon dated June 28, 2000 to The Solomon-Page Group Ltd. in respect of indemnification.

(d)(3)        Memorandum  of  Understanding  dated as of June 14,  2000,  by and among William Straub, The Solomon-Page Group Ltd. and the directors of the Solomon-Page Group as individual defendants in the action captioned William Straub vs. The Solomon-Page Group Ltd. and Scott Page, et al., C.A. 17977-NC, pending before the Court of Chancery of the State of Delaware in and by New Castle County.

(f) Section 262 of the Delaware General Corporation Law (set forth as Annex C to the Proxy Statement).*



----------
* Incorporated by reference to the Proxy Statement

                                 Herbert Solomon
                                Lloyd B. Solomon
                                  Scott R. Page
                         c/o The Solomon-Page Group Ltd.
                           1140 Avenue of the Americas
                            New York, New York 10036




                                                                   June 27, 2000


The Solomon-Page Group Ltd.
1140 Avenue of the Americas
New York, New York 10036

Gentlemen:

         Reference is made to (i) that certain Commitment Letter dated June 23, 2000 (the "Commitment Letter") from The Bank of New York (the "Bank") to The Solomon Page Group Ltd. (the "Company") pursuant to which the Bank has confirmed its willingness to extend certain credit facilities to the Company, and (ii) that certain Engagement Letter dated September 23, 1999 (the "Engagement Letter") between Peter J. Solomon Company Limited ("PJSC") and the Company, pursuant to which the Company has engaged PJSC as its financial advisor. The Commitment Letter and the Engagement Letter provide that the Company shall be obligated to pay certain fees and expenses to the Bank and PJSC, respectively.

         Concurrently herewith, the undersigned are offering to purchase by means of a statutory merger (the "Transaction") (i) all of the outstanding shares of common stock of the Company held by persons and entities other than the undersigned, and (ii) all outstanding options to purchase common stock of the Company held by persons other than the undersigned. In the event that the Transaction is not consummated for any reason other than the breach by the Company of the definitive agreement pursuant to which the Transaction is to be consummated, but not such a breach that is the result of any act or omission to act by the undersigned or any of us, the undersigned shall jointly and severally indemnify and hold harmless the Company from and against any fees and expenses under the Commitment Letter and the Engagement Letter heretofore paid by the Company or for which the Company may hereafter become liable. By signing below, the Company hereby agrees to give prompt notice to each of the undersigned of the assertion of any claim for any such fees or expenses hereafter made.

                                                Very truly yours,


                                                -------------------------------
                                                HERBERT SOLOMON


                                                -------------------------------
                                                LLOYD B. SOLOMON


                                                -------------------------------
                                                SCOTT R. PAGE



AGREED TO AND ACKNOWLEDGED:


THE SOLOMON-PAGE GROUP LTD.


By:
   ----------------------------------
   Name:   Joel Klarreich
   Title:  Member of the Special Committee
             of the Board of Directors

SUMMARY OF MATERIALS PREPARED FOR:





                                  Project Sage






                                  JUNE 27, 2000

     TABLE OF CONTENTS




I.          Introduction


II.         Project Sage Statistical Data

A.          Selected Operating Data

B.          Purchase Price Ratio Analysis

C.          Share Price Charts


III.        Valuation Analyses

A.          Comparable Company Analysis

B.          Comparable "Going Private" Transaction Analysis

-           Comparable "Going Private" Transaction Multiples Implied Valuation

-           Comparable "Going Private" Transaction Premia Paid Implied Valuation

C.          Summary Historical Stock Price Performance

     I.  INTRODUCTION

     INTRODUCTION


The Special Committee of the Board of Directors of The Solomon-Page Group Ltd. (the "Company") has requested that Legg Mason Wood Walker, Incorporated ("Legg Mason") provide a written opinion (the "Opinion") as to the fairness, from a financial point of view, of the per share purchase price to be received by holders of the Company's common stock (other than TSPGL Merger Corp. ("Mergeco"), the Management Group and the other holders of Retained Shares) in the merger of Mergeco and the Company (the "Merger").

It is recognized that Legg Mason has been retained to render financial advice solely to the Special Committee of the Board of Directors of the Company (the "Committee"). No one other than the Committee is authorized to rely upon this engagement of Legg Mason or any statements, conduct or advice of Legg Mason (including our Opinion), and no one other than the Company is intended to be a beneficiary of this engagement. This presentation is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with any offering or sale of securities, nor shall this presentation be used for any other purposes, without the prior written consent of Legg Mason.

In connection with our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by the management of the Company, and other publicly available information. We have further relied upon the assurances of management that they are unaware of any facts that would make the information provided to us incomplete or misleading. With respect to the financial forecasts and other information provided to us or otherwise discussed with us, we have also relied upon the management of the Company as to the reasonableness and achievability of such financial forecasts and other information (and the assumptions and bases therein) provided to us. We assumed that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the expected future financial performance of the Company. In arriving at our Opinion, we have not been requested to make, nor have we made or obtained, any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. We have not been involved in discussions regarding, and our analyses do not address issues involving, other strategic or transactional alternatives or other issues regarding the Company other than the Merger.

This summary of information does not constitute our Opinion and is provided for informational purposes only. Our Opinion is limited to the terms of our Opinion letter to you with regard to the Merger. We believe that our analysis should be considered as a whole, and that selecting portions of our analysis and the factors we considered, without considering all analyses and factors, could be misleading. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In our analysis, we made numerous assumptions where necessary with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Company.

                     Project Sage - Selected Operating Data
                     --------------------------------------
                             (Dollars in thousands)


                             Fiscal Year                            Twelve Months
                               Ended          Six Months Ended          Ended          Projected
                               9/30/99       3/31/99   3/31/00(a)      3/31/00         9/30/00(a)
                               -------       -------   ----------      -------         ----------

   Revenues                   $56,329        $24,295    $37,608        $69,642          $72,548
   Cost of Sales               44,139         19,561     28,788         53,366           56,372
                              -------        -------    -------        -------           -------
   Gross Profit                12,190          4,734      8,820         16,276           16,176
   % of revenues                21.6%          19.5%      23.5%          23.4%            22.3%
   SG&A                         7,771          3,322      4,734          9,183            9,439
                              -------        -------    -------        -------           -------
   EBITDA                       4,419          1,412      4,086          7,093            6,737
   % of revenues                 7.8%           5.8%      10.9%          10.2%             9.3%
   Depreciation & Amort.          660            337        417            740              847
                              -------        -------    -------        -------           -------
   EBIT                         3,759          1,075      3,669          6,353            5,890
   % of revenues                 6.7%           4.4%       9.8%           9.1%             8.1%
   Net Income                  $1,999           $537     $1,973         $3,435           $3,271
                              =======        =======    =======        =======          ========
   % of revenues                 3.5%           2.2%       5.2%           4.9%             4.5%


(a) SG&A, EBITDA, EBIT and NI exclude one-time charges of $630,000 relating to the MBO, net of taxes, (assumed to be 40%).

                  Project Sage - Purchase Price Ratio Analysis
                  --------------------------------------------
                  (Dollars in millions, except per share data)


   Share Price                                                     $3.25        $3.50         $3.75        $4.00         $4.25
   Implied Premium (a)                                             13.0%        21.7%         30.4%        39.1%         47.8%
   Implied Premium (b)                                             (5.5%)        1.8%          9.1%        16.4%         23.6%

   Multiplied by: Shares Outstanding (in millions) (c)             4.647        4.648         4.647        4.647         4.647
                                                                  ------       ------        ------       ------        ------
   Market Value                                                   $15.10       $16.27        $17.43       $18.59        $19.75
   Plus: Net Debt                                                   0.45         0.45          0.45         0.45          0.45
   Enterprise Value                                               $15.55       $16.71        $17.87       $19.03        $20.20
   Enterprise Value as a Multiple of:
   Revenues
   2000P                                            $72.55          0.21 x       0.23 x        0.25 x       0.26 x        0.28 x
   LTM (d)                                           69.64          0.22         0.24          0.26         0.27          0.29
   1999A                                             56.33          0.28         0.30          0.32         0.34          0.36
   EBITDA
   2000P                                             $6.74           2.3 x        2.5 x         2.7 x        2.8 x         3.0 x
   LTM (d)                                            7.09           2.2          2.4           2.5          2.7           2.8
   1999A                                              4.42           3.5          3.8           4.0          4.3           4.6
   EBIT
   2000P                                             $5.89           2.6 x        2.8 x         3.0 x        3.2 x         3.4 x
   LTM (d)                                            6.35           2.4          2.6           2.8          3.0           3.2
   1999A                                              3.76           4.1          4.4           4.8          5.1           5.4
   Market Value as a Multiple of:
   Net Income
   2000P                                             $3.27           4.6 x        5.0 x         5.3 x        5.7 x         6.0 x
   LTM (d)                                            3.44           4.4          4.7           5.1          5.4           5.7
   1999A                                              2.00           7.6          8.1           8.7          9.3           9.9




   Share Price                                          $4.50       $4.75      $5.00      $5.25       $5.50         $5.75   $6.00
   Implied Premium (a)                                  56.5%       65.2%      73.9%      82.6%       91.3%        100.0%  108.7%
   Implied Premium (b)                                  30.9%       38.2%      45.5%      52.7%       60.0%         67.3%   74.5%

   Multiplied by: Shares Outstanding (in millions)(c)   4.647       4.647      4.647      4.647       4.647         4.647   4.647
                                                       ------      ------     ------     ------      ------        ------   -----
   Market Value                                        $20.91      $22.07     $23.24     $24.40      $25.56        $26.72   27.88
   Plus: Net Debt                                        0.45        0.45       0.45       0.45        0.45          0.45    0.45
   Enterprise Value                                    $21.36      $22.52     $23.68     $24.84      $26.00        $27.17   28.33
   Enterprise Value as a Multiple of:
   Revenues
   2000P                                                 0.29 x      0.31 x     0.33 x     0.34 x      0.36 x        0.37 x  0.39 x
   LTM (d)                                               0.31        0.32       0.34       0.36        0.37          0.39    0.41
   1999A                                                 0.38        0.40       0.42       0.44        0.46          0.48    0.50
   EBITDA
   2000P                                                  3.2 x       3.3 x      3.5 x      3.7 x       3.9 x         4.0 x   4.2 x
   LTM (d)                                                3.0         3.2        3.3        3.5         3.7           3.8     4.0
   1999A                                                  4.8         5.1        5.4        5.6         5.9           6.1     6.4
   EBIT
   2000P                                                  3.6 x       3.8 x      4.0 x      4.2 x       4.4 x         4.6 x   4.8 x
   LTM (d)                                                3.4         3.5        3.7        3.9         4.1           4.3     4.5
   1999A                                                  5.7         6.0        6.3        6.6         6.9           7.2     7.5
   Market Value as a Multiple of:
   Net Income
   2000P                                                  6.4 x       6.7 x      7.1 x      7.5 x       7.8 x         8.2 x   8.5 x
   LTM (d)                                                6.1         6.4        6.8        7.1         7.4           7.8     8.1
   1999A                                                 10.5        11.0       11.6       12.2        12.8          13.4    13.9


   (a) Assumes a share price of $2.88, the closing price on March 30, 2000 one day before the announcement.
   (b) Assumes a share price of $3.44, the closing price on June 26, 2000.
   (c) Assumes Sage's shares outstanding as of May 12, 2000 (from 10-Q) and adding to it all options, excluding those held by H. Solomon, L. Solomon and S. Page (using the Treasury Method).
   (d) LTM date is March 31, 2000.

                   Project Sage Two - Year Share Price Chart
                   -----------------------------------------
                         (June 26, 1998 - June 26, 2000)

                               [GRAPHIC OMITTED]


                               [GRAPHIC OMITTED]

                   Project Sage Fove - Year Share Price Chart
                   ------------------------------------------

                         (June 26, 1995 - June 26, 2000)

                               [GRAPHIC OMITTED]


                               [GRAPHIC OMITTED]

                            III. VALUATION ANALYSES

A.  COMPARABLE COMPANY ANALYSIS


                                                           LTM            LFY                          Market        Enterprise
                                                           Date           Date        Share Price       Cap.           Value
                                                           ----           ----        -----------      ------        ----------
                                                                                       (6/26/00)     (millions)      (millions)

Sage                                                        3/31/00        9/30/99           $3.44         $14.3           $14.7

ACSYA, Inc. (AYS)                                           3/31/00       12/31/99           $4.88         $70.7          $111.2
Ablest Inc. (ABI)                                            4/2/00       12/26/99            5.63          16.3            15.0
Diversified Corporate Resources, Inc. (HIR)                 3/31/00       12/31/99            3.00           8.4            15.2
General Employment Enterprises, Inc. (JOB)                  3/31/00        9/30/99            3.50          17.8             7.2
Headway Corporate Resources, Inc. (HDWY)                    3/31/00       12/31/99            3.13          35.5           138.2
Joule Inc. (JOL)                                            3/31/00        9/30/99            1.38           5.1            11.8





                                                      Market Value
                                                     as a Multiple of               Enterprise Value as a Multiple of:
                                                     ----------------               ----------------------------------
                                                     LTM           Book             LTM             LTM             LTM
                                                     EPS           Value          Revenues         EBITDA          EBIT
                                                     ---           -----          --------         ------          ----


Sage                                                    5.3x          1.51x            0.21x            2.3x           2.6x

ACSYA, Inc. (AYS)                                      20.4x          2.15x            0.68x            7.9x          10.6x
Ablest Inc. (ABI)                                       20.4           0.86             0.15             4.9            9.4
Diversified Corporate Resources, Inc. (HIR)              6.1           0.62             0.25             2.8            3.8
General Employment Enterprises, Inc. (JOB)               6.0           1.27             0.18             1.4            1.6
Headway Corporate Resources, Inc. (HDWY)                 6.1           1.20             0.38             5.3            6.6
Joule Inc. (JOL)                                         6.6           0.63             0.15             4.9            7.4

                                      Mean             10.9x          1.12x            0.30x            4.5x           6.6x
                                      Median             6.4           1.03             0.22             4.9            7.0
                                      High             20.4x          2.15x            0.68x            7.9x          10.6x
                                      Low                6.0           0.62             0.15             1.4            1.6

                                                       *Excluded from mean, median, high and low calculations.

--------------------------

Enterprise Value is equal to Market Value plus Total Debt less Cash &
Equivalents
AYS- EBITDA, EBIT, NI and EPS for 1999 exclude severance and office closing costs of $5.5 MM, net of taxes.
ABI- Name changed from C.H. Heist Corp. in March of 2000 after the sale of its industrial maintenance business.
ABI- EBITDA, EBIT, NI and EPS for 1999 exclude one-time intangible asset impairment of $5.1 MM, net of taxes.
HDWY - EBITDA, EBIT, NI and EPS for 1999 exclude one-time termination of employment contract expenses of $2.3 MM, net of taxes.
JOL- EBITDA, NI and EPS for 1999 exclude one-time expenses of $0.5 MM, net of taxes.

                      Comparable Company Implied Valuation
                      ------------------------------------
                  (Dollars in millions, except per share data)


                                             Market Value                                Enterprise Value
                                          as a Multiple of:                              as a Multiple of:
                                         LTM              Book                 LTM             LTM            LTM
                                      Net Income (a)       Value (b)        Revenues (a)     EBITDA (a)       EBIT (a)
                                      --------------       ---------        ------------     ----------       --------

Mean                                          10.9 X          1.12 X               0.30 X           4.5 X         6.6 X
Median                                         6.4            1.03                 0.22             4.9           7.0

High                                          20.4            2.15                 0.68             7.9          10.6
Low                                            6.0            0.62                 0.15             1.4           1.6

Sage                                          $3.4            $9.4                $69.6            $7.1          $6.4

Implied Enterprise Value
Mean                                         $38.0           $11.0                $20.8           $32.2         $41.7
Median                                        22.3            10.2                 15.1            34.8          44.4
High                                         $70.4           $20.7                $47.2           $55.7         $67.4
Low                                           21.2             6.3                 10.2            10.2          10.3

Less Net Debt (b)                             $0.4            $0.4                 $0.4            $0.4          $0.4
                                             -----           -----                -----           -----         -----

Implied Equity Value
Mean                                         $37.5           $10.6                $20.3           $31.7         $41.3
Median                                        21.9             9.7                 14.6            34.4          44.0
High                                         $69.9           $20.3                $46.7           $55.3         $66.9
Low                                           20.7             5.8                  9.8             9.7           9.9

Implied Per Share Value (c)
Mean                                         $8.06           $2.27                $4.36           $6.82         $8.87
Median                                        4.70            2.09                 3.14            7.38          9.44
High                                        $15.01           $4.35               $10.03          $11.87        $14.37
Low                                           4.45            1.25                 2.10            2.09          2.12



(a) LTM date is March 31, 2000.
(b) Sage net debt and book value as of March 31, 2000.
(c) Assumes Sage's shares outstanding as of May 12, 2000 (from 10-Q) and adding to it all options, excluding those held by H. Solomon, L. Solomon and S. Page (using the Treasury Method).

             B. Comparable "Going Private" Transaction Analysis

        Comparable "Going Private" Transaction Multiples and Premia Paid
        ----------------------------------------------------------------
(Includes "going private" transactions $100 million, January 1, 1998 - Current)

   Date                                                                                  Enterprise
Effective      Acquiror Name                Target Name                                    Value
---------      -------------                -----------                                  ----------
                                                                                       ($ in Millions)
10/28/99    Management                Kentek Information Systems, Inc.                     $10.8
                                        Supplies printers and related accessories.

9/3/99      Management                Winston Resources Inc.                                12.5
                                        Provides temporary and full-time employment
                                        staffing.

8/6/99      Cornerstone               Equitrac Corp.                                        65.0
              Equity Investors LLC      Designs and manufactures computer integrated
                                        systems.

4/20/99     Tinicum Capital           Haskel International, Inc.                            52.4
              Partners, L.P.           Manuractures pumps and air pressure
                                        amplifiers.

4/5/99      SRC Holdings Inc.         Back Bay Restaurant Group                             42.2
              (Management)              Ownes and operated full service restaurants.

3/26/99     Science Applications      Oacis Healthcare Holdings                             47.4
               Int'l. Corp.             Provides flexible, open architecture clinical
                                        information systems.

2/24/99     News & Media PLC / UIG   Audits & Surveys Worldwide, Inc.                       42.5
                                        Manufactures and distributes chemicals,
                                        cleaning equipment and testing equipment.

                                                                                            Enterprise Value as a Multiple of:
   Date                                                                                     LTM           LTM           LTM
Effective      Acquiror Name                Target Name                                   Revenues       EBITDA         EBIT
---------      -------------                -----------                                   --------       ------         ----
10/28/99    Management                Kentek Information Systems, Inc.                      0.28x          2.5x         3.6x
                                        Supplies printers and related accessories.

9/3/99      Management                Winston Resources Inc.                                 0.20           3.6          3.9
                                        Provides temporary and full-time employment
                                        staffing.

8/6/99      Cornerstone               Equitrac Corp.                                         1.16           6.9         10.9
              Equity Investors LLC      Designs and manufactures computer integrated
                                        systems.

4/20/99     Tinicum Capital           Haskel International, Inc.                             1.03           7.4          9.1
              Partners, L.P.           Manuractures pumps and air pressure
                                        amplifiers.

4/5/99      SRC Holdings Inc.         Back Bay Restaurant Group                              0.44           5.5         12.0
              (Management)              Ownes and operated full service restaurants.

3/26/99     Science Applications      Oacis Healthcare Holdings                                NA            NA           NA
               Int'l. Corp.             Provides flexible, open architecture clinical
                                        information systems.

2/24/99     News & Media PLC / UIG   Audits & Surveys Worldwide, Inc.                          NA            NA           NA
                                        Manufactures and distributes chemicals,
                                        cleaning equipment and testing equipment.

   Date                                                                                              Premium Paid
Effective      Acquiror Name                Target Name                                       1 Day    1 Week    4 Weeks
---------      -------------                -----------                                       -----    ------    -------
10/28/99    Management                Kentek Information Systems, Inc.                        22.8%     27.5%     27.5%
                                        Supplies printers and related accessories.

9/3/99      Management                Winston Resources Inc.                                  60.9%     42.3%     42.3%
                                        Provides temporary and full-time employment
                                        staffing.

8/6/99      Cornerstone               Equitrac Corp.                                           4.3%      5.7%     12.0%
              Equity Investors LLC      Designs and manufactures computer integrated
                                        systems.

4/20/99     Tinicum Capital           Haskel International, Inc.                              42.3%     49.6%     51.8%
              Partners, L.P.           Manuractures pumps and air pressure
                                        amplifiers.

4/5/99      SRC Holdings Inc.         Back Bay Restaurant Group                               12.3%     13.9%     28.1%
              (Management)              Ownes and operated full service restaurants.

3/26/99     Science Applications      Oacis Healthcare Holdings                               36.9%     42.4%     42.4%
               Int'l. Corp.             Provides flexible, open architecture clinical
                                        information systems.

2/24/99     News & Media PLC / UIG   Audits & Surveys Worldwide, Inc.                        32.9%     36.4%     44.0%
                                        Manufactures and distributes chemicals,
                                        cleaning equipment and testing equipment.

    ------------------------------------------------------------------------
(Includes "going private" transactions $100 million, January 1, 1998 - Current)

                                                                               8

                                                                                                  Enterprise Value as a Multiple of:

  Date                                                                                        Enterprise    LTM     LTM      LTM
Effective            Acquiror Name                       Target Name                             Value   Revenues  EBITDA   EBIT
---------            -------------                       -----------                             -----   --------  ------   ----
                                                                                            ($ in million)
1/12/99      Management                            Lion Brewery, Inc.                             14.3     0.52     3.2      4.3
                                                    Produces and bottles brewed beverages

8/31/98      Linsalata Capital Partners Fund II    Personnel Management Inc.                      42.3     0.51    11.2     14.9
                                                    Provides Temporary and Long-Term Staffing
                                                    Services

7/29/98      Green I Acquisition Corp.             GNI Group, Inc.                               $84.9     2.04x    8.0x    22.2x
                                                    Provides hazardous waste handling services.

6/4/98       MHD Acquisition Corp.                 Portec, Inc.                                   26.8     1.05     8.4     10.8
                                                    Manufacturers railroad, construction and
                                                    materials handling equipment.

2/2/98       Investor Group                        Plasti-Line, Inc.                              59.8     0.46     6.5      8.7
                                                    Manufactures signs and related products.

1/22/98      Cracken, Harkey & Co. LLC             El Chico Restaurants Inc.                      55.7     0.54     5.2     13.8
                                                    Operates and franchises full-service,
                                                    family-style mexican restaurants.

                                                                                                  Mean     0.75x    6.2x    10.4x
                                                                                                  Median   0.52     6.5     10.8

                                                                                                  High     2.04x   11.2x    22.2x
                                                                                                  Low      0.20     2.5      3.6

                                                                                                  Enterprise Value as a Multiple of:

  Date                                                                                                 Premium Paid
Effective            Acquiror Name                       Target Name                             1 Day   1 Week    4 Weeks
---------            -------------                       -----------                             -----   --------  ------

1/12/99      Management                            Lion Brewery, Inc.                              9.0%   13.9%     27.5%
                                                    Produces and bottles brewed beverages

8/31/98      Linsalata Capital Partners Fund II    Personnel Management Inc.                      25.5%   23.1%     23.1%
                                                    Provides Temporary and Long-Term Staffing
                                                    Services

7/29/98      Green I Acquisition Corp.             GNI Group, Inc.                                17.9%   17.9%    40.0%
                                                    Provides hazardous waste handling services.

6/4/98       MHD Acquisition Corp.                 Portec, Inc.                                    8.9%   14.3%    11.3%
                                                    Manufacturers railroad, construction and
                                                    materials handling equipment.

2/2/98       Investor Group                        Plasti-Line, Inc.                              36.5%   36.5%    30.3%
                                                    Manufactures signs and related products.

1/22/98      Cracken, Harkey & Co. LLC             El Chico Restaurants Inc.                      21.4%   17.2%    22.9%
                                                    Operates and franchises full-service,
                                                    family-style mexican restaurants.

                                                                                        Mean      25.5%   26.2%    31.0%
                                                                                        Median    22.8%   23.1%    28.1%

                                                                                        High      60.9%   49.6%    51.8%
                                                                                        Low        4.3%    5.7%    11.3%

                Comparable "Going Private" Transaction Implied Valuation
                --------------------------------------------------------
                    (Dollars in millions, except per share data)


                                                  Market Value Plus Net Debt
                                                       as a Multiple of:

                                            LTM             LTM              LTM
                                         Revenues (a)      EBITDA (a)     EBIT (a)


Mean                                            0.75 X           6.2 X          10.4 X
Median                                          0.52             6.5            10.8

High                                            2.04            11.2            22.2
Low                                             0.20             2.5             3.6

Sage                                           $69.6            $7.1            $6.4

Implied Enterprise Value

Mean                                           $52.1           $44.1           $65.8
Median                                          36.2            45.8            68.4

High                                          $141.7           $79.7          $141.1
Low                                             14.2            17.6            22.6

Less Net Debt (b)                               $0.4            $0.4            $0.4
                                              ------           -----          ------

Implied Equity Value

Mean                                           $51.7           $43.7           $65.4
Median                                          35.7            45.3            67.9

High                                          $141.3           $79.3          $140.6
Low                                             13.7            17.1            22.1

Implied Per Share Value (c)

Mean                                          $11.10           $9.37          $14.03
Median                                          7.67            9.73           14.59

High                                          $30.33          $17.01          $30.19
Low                                             2.95            3.67            4.75



(a)  LTM date is March 31, 2000.
(b)  Sage net debt as of March 31, 2000.
(c) Assumes Sage's shares outstanding as of May 12, 2000 (from 10-Q) and adding to it all options excluding those held by H. Solomon, L. Solomon and S. Page (using the Treasury Method).

            Comparable "Going Private" Premia Paid Implied Valuation
            --------------------------------------------------------
                  (Dollars in millions, except per share data)


                                           Stock Price Prior to Announcement (a)
                                           -------------------------------------
                                        1 Day                1 Week              1 Month
                                        -----                ------              -------

Mean                                     25.5%                26.2%               31.0%
Median                                   22.8%                23.1%               28.1%

High                                     60.9%                49.6%               51.8%
Low                                       4.3%                 5.7%               11.3%

Sage                                     $2.88                $2.88               $2.69

Sage Implied Price

Mean                                     $3.61                $3.63               $3.52
Median                                    3.53                 3.54                3.44

High                                     $4.63                $4.30               $4.08
Low                                       3.00                 3.04                2.99



(a) Assumes stock price as of March 30, 2000. Announcement occurred on March 31, 2000.

            Comparable "Going Private" Premia Paid Implied Valuation
            --------------------------------------------------------
                  (Dollars in millions, except per share data)


                                              Stock Price Prior to Announcement (a)
                                              -------------------------------------
                                         1 Day                1 Week              1 Month
                                         -----                ------              -------

Mean                                      25.5%                26.2%               31.0%
Median                                    22.8%                23.1%               28.1%

High                                      60.9%                49.6%               51.8%
Low                                        4.3%                 5.7%               11.3%


Sage                                      $3.56                $3.44               $3.63

Sage Implied Price

Mean                                      $4.47                $4.34               $4.75
Median                                     4.38                 4.23                4.64

High                                      $5.73                $5.14               $5.50
Low                                        3.72                 3.63                4.03



(a) Assumes stock price as of June 26, 2000.

C.   SUMMARY HISTORICAL STOCK PRICE PERFORMANCE

                   Project Sage Historical Stock Performance
                   -----------------------------------------


     Daily for the                              Sage Closing Stock Prices       Implied Premia Based
   Following Periods:    Time Period         High          Low        Mean     on a $5.25 Stock Price(a)
   ------------------    -----------         ----          ---        ----     -------------------------

             03/30/00    Current Price       $2.88         $2.88      $2.88        82.6%
03/24/00  -  03/30/00    Last Week           $3.00         $2.56      $2.84        85.2%
03/17/00  -  03/30/00    Last 14 days        $3.00         $2.56      $2.78        89.1%
03/01/00  -  03/30/00    Last 30 days        $3.06         $2.56      $2.80        87.8%

01/31/00  -  03/30/00    Last 60 Days        $3.06         $2.41      $2.73        92.5%
01/01/00  -  03/30/00    Last 90 Days        $3.06         $1.91      $2.61       101.4%
10/03/99  -  03/30/00    Last 180 Days       $3.25         $1.88      $2.59       102.8%

03/30/99  -  03/30/00    Last 1 Year         $3.25         $1.59      $2.46       113.1%
03/30/98  -  03/30/00    Last 2 Years        $4.88         $1.34      $2.48       111.3%
03/30/97  -  03/30/00    Last 3 Years        $4.88         $1.34      $2.66        97.0%



(a)    Premia calculated based on mean Sage closing stock price.

                Project Sage Historical Stock Price Performance
                -----------------------------------------------


     Daily for the                              Sage Closing Stock Prices       Implied Premia Based
   Following Periods:    Time Period         High          Low        Mean     on a $5.25 Stock Price(a)
   ------------------    -----------         ----          ---        ----     -------------------------

             06/26/00    Current Price       $3.44         $3.44      $3.44        52.7%
06/20/00  -  06/26/00    Last Week           $3.56         $3.44      $3.48        50.7%
06/11/00  -  06/26/00    Last 14 days        $3.63         $3.44      $3.54        48.2%
05/26/00  -  06/26/00    Last 30 days        $3.69         $3.44      $3.58        46.5%

04/26/00  -  06/26/00    Last 60 Days        $3.88         $3.44      $3.65        43.6%
03/27/00  -  06/26/00    Last 90 Days        $3.88         $2.56      $3.62        45.2%
12/28/99  -  06/26/00    Last 180 Days       $3.88         $2.41      $3.17        65.7%

06/28/99  -  06/26/00    Last 1 Year         $3.88         $1.88      $2.85        84.3%
06/26/98  -  06/26/00    Last 2 Years        $3.91         $1.34      $2.47       112.8%
06/26/97  -  06/26/00    Last 3 Years        $4.88         $1.34      $2.77        89.4%

                           MEMORANDUM OF UNDERSTANDING
                           ---------------------------

                  This Memorandum of Understanding ("Memorandum") is entered into as of June 14, 2000, by and among (i) William Straub ("Plaintiff"); and
(ii) The Solomon-Page Group Ltd. ("SPG" or the "Company") and the SPG directors named as individual defendants (the "Individual Defendants") (collectively, the "Defendants") in the action captioned William Straub v. The Solomon-Page Group Ltd. and Scott Page, et al., C.A. No. 17977-NC, pending before the Court of Chancery of the State of Delaware in and for New Castle County (respectively, the "Action" and the "Court").

                  WHEREAS:

                  A. Plaintiff is and has been the beneficial owner of shares of common stock of the Company ("Common Stock") at all times as of and since the date of the filing of the complaint in the Action.

                  B. On March 31, 2000, SPG announced that it had entered into a definitive merger agreement (the "Original Merger Agreement") pursuant to which a management group comprised of Lloyd Solomon, Scott Page and Herbert Solomon (the "Buyout Group") was to acquire all of the outstanding publicly held shares of the Common Stock at a price of $4.25 per share (the "Merger").

                  C. On April 7, 2000, the Action was filed (the "Complaint") on behalf of a putative class consisting of all stockholders of the Company, other than Defendants and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest. The Complaint generally alleges that, in connection with the Original Merger Agreement, the Buyout Group and the Individual Defendants breached their fiduciary duties to the Company's public stockholders. The Action seeks to enjoin the consummation of the Merger.

                  D. On June 28, 2000, counsel for Plaintiff and Defendants reached an agreement-in- principle concerning the proposed settlement of the Action which would result in the public stockholders of the Company receiving a more favorable transaction than proposed under the Original Merger Agreement.

                  E. The Buyout Group took into account the desirability of satisfactorily addressing the claims in the Action in formulating and approving the amendments to the Original Merger Agreement set forth in paragraph 2 of this Memorandum.

                  F. Because counsel for Plaintiff and Defendants in the Action have concluded that the terms contained in this Memorandum are fair and adequate to both the Company and its stockholders and that it is reasonable to pursue a settlement of the Action based upon the procedures outlined herein and the substantial benefits and protections offered herein, the parties wish to document their agreement-in-principle in this Memorandum.

                  NOW, THEREFORE, the parties to the Action have reached an agreement providing for the settlement of the Action on the terms and subject to the conditions set forth below (the "Settlement"):

                  1. The purpose of this Memorandum is to set forth the agreement-in-principle of the parties to the Action with respect to the matters addressed below. However, the obligations of the parties pursuant to this Memorandum are subject to modifications, if necessary, to ensure that the terms thereof will not generate any adverse tax, accounting or other consequences to the parties (including to enable the Company to obtain any necessary third party consents). Any necessary adjustments will be made on a mutually agreeable basis so as to preserve the economic, operational and other objectives of the parties in reaching this agreement-in-principle.

                  2. Subject to compliance with all applicable securities laws and other legal requirements, SPG and the Buyout Group will proceed with the Merger pursuant to the terms of the Revised Merger Agreement (as defined below) providing for the merger of the Company with and into TSPGL Merger Corporation (the "Purchaser"). In consideration for the full settlement and release of all Settled Claims (as defined below), and subject in all respects to all terms and conditions of the Merger Agreement, the parties to the Action agree as follows:

                           a. SPG, the  Purchaser  and the Buyout Group agree to
amend the Original Merger Agreement (the "Revised Merger Agreement") to increase the Merger Consideration, as defined in Section 3.2(a) of the Original Merger Agreement, from a right to receive $4.25 per share in cash to a right to receive $5.25 per share in cash. The revised Section 3.2(a) shall read as follows:

                           (a) At the  Effective  Time,  by virtue of the Merger
                  and without any action on the part of the holder thereof, each share of Company Common Stock outstanding immediately prior to the Effective Time (other than Treasury Shares, Converted Shares and Dissenting Shares, if any) shall automatically be changed into the right to receive, and each certificate which immediately prior to the Effective Time represented a share of such Company Common Stock shall evidence solely the right to receive, $5.25 in cash (the "Merger Consideration") upon surrender of the certificate formerly representing Company Common Stock as provided in Section 3.4.

                           b. The Original Merger  Agreement shall be amended to
provide that the Merger shall be conditioned upon the favorable vote by the holders of a majority of the shares of Common Stock which are not owned, directly or indirectly, by any member of the Buyout Group (the "Public Stockholder Voting Requirement").

                  3. Subject to such reasonable and appropriate confirmatory discovery as Plaintiff and Defendants agree, Plaintiff agrees to enter into a settlement stipulation (and such other related documentation as may be necessary) which will provide for the settlement of the Action (the "Settlement Agreement"). Among other things, the Settlement Agreement expressly will provide as follows:

                           a. for the conditional  certification  of the Action,
for settlement purposes only, as a class action pursuant to Chancery Court Rules 23(b)(1) and (b)(2) on behalf a class consisting of all record and beneficial holders of Common Stock of the Company (other than the Defendants and any person, firm, trust, corporation or other entity related or affiliated with any of the Defendants) for the period from and including March 31, 2000 through and including the effective date of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them (the "Class");

                  b. for the complete discharge, dismissal with prejudice, settlement and release of, and an injunction barring, all claims, demands, rights, actions or causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, hidden or concealed, matured or unmatured, material or immaterial, that have been, could have been, or in the future can or might be asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws or otherwise) by or on behalf of any member of the Class, whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity against Defendants in the Action, or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, law firms, investment bankers, commercial bankers, engineers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the "Released Persons") which relate in any manner to, the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related, directly or indirectly, to the Complaint, the Original Merger Agreement, the Revised Merger Agreement, the Merger, and any proxy material, public filings or statements (including, but not limited to, public statements) by any of the Defendants in the Action or any other Released Persons in connection with the Merger (collectively, the "Settled Claims");

                  c. that Defendants have denied, and continue to deny, that any of them have committed or have threatened to commit any wrongdoing, violations of law or breaches of duty to Plaintiff, the Class or anyone;

                  d. that Defendants are entering into the Settlement Agreement solely because the proposed Settlement would eliminate the distraction, burden and expense of further litigation;

                  e. that the deadline for Defendants to move, answer or otherwise respond with respect to the Complaint has been extended without date pending the parties' joint submission to the Court as soon as practicable of a stipulation dismissing the Action with prejudice according to the terms set forth herein; and

                  f. subject to the Order of the Court, pending final determination of whether the Settlement provided for in the Settlement Agreement should be approved, that Plaintiff and all members of the Class, or any of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any Settled Claims against any of the Released Persons.

                  4. The  parties to the Action  will use their best  efforts to complete the discovery contemplated by this Memorandum and to agree upon, execute and present to the Court, as soon as practicable, a formal Settlement Agreement and such other documents as may be necessary and appropriate in order to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Action in the manner contemplated herein and by the Settlement Agreement. Pending the negotiation and execution of the Settlement Agreement, all proceedings in the Action, except for Settlement-related proceedings pursuant to this Memorandum, shall be suspended.

                  5. Plaintiff will cooperate with Defendants in all reasonable respects in connection with implementation of the Revised Merger Agreement and the other understandings set forth herein. The parties to the Action, through their counsel, (i) agree to use their best efforts to pursue the Settlement in as expeditious and comprehensive a manner as possible and acknowledge that time is of the essence; and (ii) agree to cooperate in preparing any and all necessary papers to define, pursue and effectuate the Settlement.

                  6. Pending negotiation, execution and Court approval of the Settlement Agreement and Settlement, the Plaintiff in the Action agrees to stay any discovery and to stay and not to initiate any and all other proceedings other than those incident to the Settlement itself. The parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to this Memorandum which challenges the Settlement, the Original Merger Agreement, the Revised Merger Agreement or the Merger or otherwise involves a Settled Claim.

                  7. The Settlement contemplated by this Memorandum is subject to:

                           a. the  completion by Plaintiff in the Action of such
documentary discovery and/or oral depositions or interviews as reasonably are requested by him and agreed to by the respective party from whom discovery is requested (the scope of such discovery having been discussed by counsel prior to the execution of this Memorandum);

                           b. the  execution  of a formal  Settlement  Agreement
(and such other documentation as may be required to obtain final approval by the Court of the Settlement) by counsel for the parties to the Action, which Settlement Agreement shall include a provision permitting Defendants to terminate the Settlement if, prior to the Effective Date of the Settlement (as defined below), any action is pending in any state or federal court which raises any Settled Claims against any of the Released Persons;

                           c. the consummation of the Merger;

                           d. final approval by the Court of the Settlement (and
the exhaustion of possible appeals, if any) and the dismissal of the Action by the Court with prejudice and without awarding costs to any party (except as provided herein) having been obtained, and entry by the Court of a final order and judgment containing such release language as is contained in the Settlement Agreement; and

                           e. the determination by Defendants in the Action that
the dismissal of the Action in accordance with the Settlement Agreement will result in the release with prejudice of the Settled Claims.

                  8. This Memorandum shall be null and void and of no force and effect should any of the conditions set forth herein not be met or should Plaintiff's counsel in the Action determine in good faith that, based upon the discovery contemplated by this Memorandum, the proposed Settlement is not fair, reasonable and adequate; in such event, this Memorandum shall not be deemed to prejudice in any way the positions of the parties with respect to the Action nor to entitle any party to the recovery of costs and expenses incurred to implement this Memorandum (except as provided in paragraph 11 hereof for the costs of notice of the Settlement).

                  9. Subject to the terms and conditions of this Memorandum and the terms and conditions of the Settlement Agreement contemplated hereby, the Company shall pay, on behalf of and for the benefit of the Individual Defendants in the Action, such fees and expenses as may be awarded by the Court to counsel for Plaintiff in the Action, who agrees not to apply for an award of fees and expenses that exceeds $125,000.00, which shall be payable in accordance with the terms of the Settlement Agreement.

                  10. The Effective Date of the Settlement shall be the date on which the order of the Court approving the Settlement becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, lapse of time or otherwise.

                  11. The Company shall be responsible for providing notice of the Settlement to the members of the Class. The Company shall pay, on behalf of and for the benefit of the Individual Defendants in the Action, all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Class and shall cooperate with Plaintiff's counsel in providing such information as is reasonably available to it and reasonably identifies potential Class members.

                  12. Except as provided herein, the Defendants in the Action shall bear no other expenses, costs, damages or fees alleged or incurred by Plaintiff, by any member of the Class, or by any of their attorneys, experts, advisors, agents or representatives.

                  13. The provisions contained in this Memorandum shall not be deemed a presumption, concession or an admission by any Defendant in the Action of any fault, liability or wrongdoing as to any facts or claims alleged or asserted in the Action, or any other actions or proceedings, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action, or in any other action or proceeding, whether civil, criminal or administrative.

                  14. This Memorandum constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended nor any of its provisions waived except by a writing signed by all of the parties hereto.

                  15. This Memorandum and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles.

                  16. This Memorandum will be executed by counsel for the parties to the Action, each of whom represent and warrant that they have the authority from their client to enter into this Memorandum. This Memorandum may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

                  17. The Plaintiff and his counsel in the Action represent and warrant that none of Plaintiff's claims or causes of action referred to in any complaint in the Action or this Memorandum have been assigned, encumbered or in any manner transferred in whole or in part.

                  18. This Memorandum shall be binding upon and shall inure to the benefit of the parties and their respective agents, successors, executors, heirs and assigns.


                           IN WITNESS  WHEREOF,  the parties have  executed this
Memorandum effective as of the date set forth below.




                                      -------------------------------------
Of Counsel:                           Bruce L. Silverstein
                                      Young, Conaway, Stargatt & Taylor
Thomas J. Fleming                     Rodney Square North
Olshan Grundman Frome Rosenzweig &    P.O. Box 391
Wolosky LLP                           Wilmington, Delaware 19899-0391
505 Park Avenue                       (302) 571-6600
New York, New York 10022              Attorneys for Defendants Scott Page, Eric
(212) 753-7200                        A. Davis, Herbert Solomon and Lloyd
                                      Solomon

                                      -------------------------------------
Of Counsel:                           Kevin G. Abrams
                                      Raymond J. DiCamillo
Irwin H. Warren                       Christine M. Morabito
Candice Toll                          Richards, Layton & Finger
Weil, Gotshal & Manges                One Rodney Square
767 Fifth Avenue                      P.O. Box 551
New York, New York 10153              Wilmington, Delaware 19899
(212) 310-8000                        (302) 658-6541
                                        Attorneys for Defendants The Solomon-
                                      Page Group Ltd., Edward Ehrenberg and
                                      Joel A. Klarreich

                                      -------------------------------------
Of Counsel:                           Norman M. Monhait
                                      Rosenthal, Monhait, Gross & Goddess
Goodkind, Labaton, Rudoff & Sucharow  Suite 1401, Mellon Bank Center
100 Park Avenue                       P.O. Box 1070
New York, New York 10017              Wilmington, Delaware 19899
(212) 907-0700                        (302) 656-4433
                                      Attorneys for Plaintiff
Cauley & Geller
7200 West Camino Real
Suite 203
Boca Raton, Florida 33433
(561) 750-3000

Dated:  June 28, 2000



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